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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Shopping.com Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M8405Q102

(CUSIP Number)

Brian H. Levey
Associate General Counsel, Corporate and Assistant Secretary
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125
(408) 376-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M8405Q102			Page 2 of 12 Pages

1.	Name of Reporting Person: eBay Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 6,489,826 (1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 6,489,826 (1)

Page 3 of 12 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,489,826 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.9%

14.	Type of Reporting Person (See Instructions): CO

(1) Does not include options to purchase an aggregate of 702,322 ordinary shares of Shopping.com Ltd., which options are exercisable within 60 days of May 31, 2005, held by the persons who have entered into Shareholder Undertakings with the reporting person as described herein. Pursuant to the terms of the Shareholder Undertakings, in the event that any such options are exercised prior to the date the Merger described in Item 3 below becomes effective, the person exercising such options has an obligation to deliver a proxy to eBay covering the underlying shares and such shares would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by eBay Inc. that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. M8405Q102	Page 4 of 12 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the ordinary shares, par value NIS 0.01 per share (the “Company Ordinary Shares”), of Shopping.com Ltd., an Israeli company (“Shopping”). The principal executive offices of Shopping are located at 1 Zoran Street, Netanya, 42504, Israel.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is eBay Inc., a Delaware corporation (“eBay”). The principal business of eBay is providing an online service that permits sellers to list items for sale, buyers to bid on items of interest, and all users to browse through listed items in a fully-automated, topically-arranged service that is available online seven days a week. Through its PayPal service, eBay enables any business or consumer with email in 45 countries to send, and in 44 countries to receive, online payments.

(b) The address of the principal office and principal business of eBay is 2145 Hamilton Avenue, San Jose, California 95125.

(c) Set forth in Schedule I to this Schedule 13D is the name, business address and present principal occupation or employment of each of eBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither eBay nor, to the knowledge of eBay, any of the directors or executive officers of eBay named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither eBay nor, to the knowledge of eBay, any of the directors or executive officers of eBay named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of eBay named in Schedule I to this Schedule 13D are citizens of the United States, except Mr. Bourguignon, who is a citizen of France.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

eBay, Shopping and Harbour Acquisition Ltd., an Israeli company under the control of eBay (“Merger Sub”), entered into an Agreement of Merger, dated as of June 1, 2005 (the “Merger Agreement”), which is incorporated herein by reference to Exhibit 2.1 hereto. The Merger Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into Shopping, as a result of which Shopping will become a direct or indirect wholly-owned subsidiary of eBay. Upon consummation of the Merger, which is subject to the approval of Shopping’s shareholders, the receipt of regulatory approvals and the satisfaction or waiver of various conditions precedent, each issued and outstanding Company Ordinary Share will be transferred to eBay in consideration for the right to receive $21 in cash, without interest.

In order to induce eBay to enter into the Merger Agreement, August Capital II, L.P., Amir Ashkenazi, Benchmark Capital Partners III, L.P., Benchmark Capital Partners IV, L.P., Daniel T. Ciporin, Daniel T. Ciporin Irrevocable Trust FBO Charles L. Ciporin, Daniel T. Ciporin Irrevocable Trust FBO Peter B. Ciporin, Ciara Fanlo Trust, Conor Fanlo Trust, Ignacio J. Fanlo, Ignacio J. Fanlo 2004 Irrevocable Trust, Ignacio J. Fanlo Family Trust U/A DTD 5/22/1998, Israel Seed IV L.P. and Colette Minnock 2004 Retained Annuity Trust (collectively, the “Shareholders”) have entered into Shareholder Undertakings with eBay as described in Item 4 and Item 5 of this Schedule 13D (the “Shareholder Undertakings”). No consideration was paid in exchange for such shareholders entering into the Shareholder Undertakings. An aggregate of 6,489,826 Company Ordinary Shares are subject to the Shareholder Undertakings.

None of the persons listed on Schedule I to this Schedule 13D will contribute any funds or other consideration towards the possible purchase of the Company Ordinary Shares reported in this Schedule 13D.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Shareholder Undertakings, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

CUSIP No. M8405Q102	Page 5 of 12 Pages

ITEM 4. PURPOSE OF TRANSACTION

(a) - (b) The Merger Agreement provides for the acquisition by eBay of all of the outstanding Company Ordinary Shares through a merger of Merger Sub with and into Shopping, as a result of which Shopping will become a direct or indirect wholly-owned subsidiary of eBay. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Shareholder Undertakings, each Shareholder has granted an irrevocable proxy to the outside counsel to eBay and irrevocably appointed the outside counsel such Shareholder’s attorney and proxy to vote all of the Company Ordinary Shares beneficially owned by him or it (a) in favor of the Merger and certain related matters, and (b) against the following actions (other than the Contemplated Transactions (as defined in the Merger Agreement)): (i) any merger, consolidation or other business combination involving any Acquired Corporation (as defined in the Merger Agreement); (ii) any sale or transfer of a material portion of the rights or other assets of any Acquired Corporation; (iii) any reorganization, recapitalization, dissolution or liquidation of any Acquired Corporation; (iv) any change in a majority of the board of directors of Shopping; (v) any amendment to Shopping’s memorandum of association or articles of association; (vi) any material change in the capitalization of Shopping or Shopping’s corporate structure; and (vii) any other action that would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Contemplated Transactions.

Pursuant to the Shareholder Undertakings, if a Shareholder acquires beneficial ownership of any additional Company Ordinary Shares after June 1, 2005 and before the date upon which the Merger becomes effective, he or it shall promptly execute and deliver to eBay a replacement proxy with respect to all Company Ordinary Shares owned by him or it as of the date of such replacement proxy. In addition, subject to certain limited exceptions, each Shareholder has agreed not to sell, transfer, pledge or otherwise dispose of securities of Shopping beneficially owned by such Shareholder prior to the effective date of the Merger.

The purpose of entering into the Shareholder Undertakings is to facilitate the approval of the Merger Agreement.

(c) Not applicable.

(d) If the Merger is consummated, Shopping will become a direct or indirect wholly-owned subsidiary of eBay, and eBay will subsequently determine the size and membership of the board of directors of Shopping and the officers of Shopping.

(e) The Merger Agreement prohibits Shopping from issuing securities, disposing of securities or changing its capitalization without prior written consent of eBay, except under limited circumstances set forth therein. The Merger Agreement further prohibits Shopping from declaring, accruing or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Shopping without eBay’s prior written consent. Upon consummation of the Merger, Shopping will become a direct or indirect wholly-owned subsidiary of eBay, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, Shopping will become a direct or indirect wholly-owned subsidiary of eBay.

(g) The Merger Agreement contains provisions that limit the ability of Shopping to engage in a transaction that would entail a change of control of Shopping during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, the Company Ordinary Shares will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Company Ordinary Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, eBay currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although eBay reserves the right to develop such plans).

Except as set forth in this Schedule 13D, neither eBay, nor to the knowledge of eBay, any of the directors or executive officers of eBay listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Shareholder Undertakings is qualified in its entirety by reference to the full texts of the Merger Agreement and the forms of Shareholder Undertakings, copies of which are incorporated in this Schedule 13D by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

CUSIP No. M8405Q102	Page 6 of 12 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Shareholder Undertakings, eBay has the shared power to dispose of, and to vote with respect to certain matters relating to the Merger as set forth in such Shareholder Undertakings, 6,489,826 Company Ordinary Shares, which, according to Shopping, represent approximately 21.9% of the outstanding Company Ordinary Shares as of May 31, 2005 (the “Subject Shares”). The Subject Shares do not include options to purchase an aggregate of 702,322 Company Ordinary Shares, which options are exercisable within 60 days of May 31, 2005, held by the Shareholders.

Schedule I to this Schedule 13D sets forth the name, business address and present principal occupation or employment of each of eBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of eBay named in Schedule I to this Schedule 13D are citizens of the United States, except Mr. Bourguignon, who is a citizen of France.

Schedule II to this Schedule 13D sets forth, to the knowledge of eBay, the following information for each Shareholder who is a natural person: (a) the name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the best of eBay’s knowledge, all of the persons listed on Schedule II to this Schedule 13D are citizens of the United States, except Mr. Ashkenazi, who is a citizen of Israel.

Schedule III to this Schedule 13D sets forth, to the knowledge of eBay, the following information with respect to each Shareholder that is an entity: (a) name, (b) state or other place of organization, (c) its principal business, (d) the address of its principal business, and (e) the address of its principal office.

Except as set forth in this Schedule 13D, no Company Ordinary Shares are beneficially owned by eBay or, to the knowledge of eBay, any director or executive officer of eBay listed on Schedule I to this Schedule 13D except that Mr. Kagle may be deemed to beneficially own 2,069,348 Company Ordinary Shares, representing approximately 7.0% of the outstanding Company Ordinary Shares as of May 31, 2005, as a trustee of several trusts and a member of Benchmark Capital Management Co. III, L.L.C. and Benchmark Capital Management Co. IV, L.L.C. Information as to Mr. Kagle is based upon a report on Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005. Such report indicates that Mr. Kagle had sole voting and dispositive power with respect to 7,920 Company Ordinary Shares and shared voting and dispositive power with respect to 2,061,428 Company Ordinary Shares.

During the past five years, to the knowledge of eBay, no person listed on Schedule I, Schedule II or Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of eBay, no person listed on Schedule I, Schedule II or Schedule III to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) Neither eBay nor, to the knowledge of eBay, any director or executive officer of eBay named in Schedule I to this Schedule 13D, has effected any transaction in the Company Ordinary Shares during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The foregoing discussion is qualified in its entirety by reference to the full text of the forms of Shareholder Undertakings, copies of which are incorporated in this Schedule 13D by reference to Exhibits 99.1 and 99.2 hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Shopping other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into Shopping, as a result of which Shopping will become a direct or indirect wholly-owned subsidiary of eBay. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b) The Shareholder Undertakings. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

CUSIP No. M8405Q102	Page 7 of 12 Pages

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Shareholder Undertakings, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.1 and 99.2 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Description

2.1	Agreement of Merger, dated as of June 1, 2005, by and among eBay Inc., Harbour Acquisition Ltd. and Shopping.com Ltd.

99.1
Form of Shareholder Undertaking (Amir Ashkenazi, Daniel T. Ciporin, Daniel T. Ciporin Irrevocable Trust FBO Charles L. Ciporin, Daniel T. Ciporin Irrevocable Trust FBO Peter B. Ciporin, Ciara Fanlo Trust, Conor Fanlo Trust, Ignacio J. Fanlo, Ignacio J. Fanlo 2004 Irrevocable Trust, Ignacio J. Fanlo Family Trust U/A DTD 5/22/1998 and Colette Minnock 2004 Retained Annuity Trust)

99.2	Form of Shareholder Undertaking (August Capital II, L.P., Benchmark Capital Partners III, L.P., Benchmark Capital Partners IV, L.P. and Israel Seed IV L.P.)

CUSIP No. M8405Q102	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2005

EBAY INC.

/s/ Brian H. Levey
Name:	Brian H. Levey
Title:	Associate General Counsel, Corporate and Assistant Secretary

SCHEDULE I

EXECUTIVE OFFICERS OF EBAY

AS OF JUNE 13, 2005

PRINCIPAL OCCUPATION
NAME	OR EMPLOYMENT
Margaret C. Whitman	President, Chief Executive Officer and Director
Elizabeth L. Axelrod	Senior Vice President, Human Resources
Matthew J. Bannick	President, eBay International
William C. Cobb	President, eBay North America
John Donahoe	President, eBay Business Unit
Rajiv Dutta	Senior Vice President and Chief Financial Officer
Henry Gomez	Senior Vice President, Corporate Communications and Government Relations
Michael R. Jacobson	Senior Vice President Legal Affairs, General Counsel and Secretary
Jeffrey D. Jordan	President, PayPal
Eskander E. Kazim	Senior Vice President, New Ventures
Lynn M. Reedy	Senior Vice President, Product, Development and Architecture
Scott Thompson	Senior Vice President, Chief Technology Officer, PayPal
Maynard G. Webb, Jr.	Chief Operating Officer

All individuals named in the above table are employed by eBay Inc. The address of eBay’s principal executive offices is 2145 Hamilton Avenue, San Jose, California, 95125.

DIRECTORS OF EBAY
AS OF JUNE 13, 2005

NAME, PRINCIPAL BUSINESS AND
	PRINCIPAL OCCUPATION	ADDRESS OF ORGANIZATION
NAME	OR EMPLOYMENT	IN WHICH EMPLOYED
Fred D. Anderson	Managing Director	Elevation Partners (a private equity firm) 2800 Sand Hill Road, Suite 160 Menlo Park, CA 94025
Edward W. Barnholt	Former President, Chief Executive Officer and Chairman of the Board	Agilent Technologies Inc. (a global diversified technology company) 395 Page Mill Road MS A 3-10 Palo Alto, CA 94306
Philippe Bourguignon	Chairman	Aegis Media France (a media communications and market research company) 4 Place de Saverne – Courbevoie 92971 Paris La Defense Cedex Paris France
Scott D. Cook	Chairman of the Executive Committee of the Board	Intuit Inc. (a financial software developer) 2535 Garcia Avenue Mountain View, CA 94043
Robert C. Kagle	Member	Benchmark Capital (a venture capital firm) 2480 Sand Hill Road, Suite 200 Menlo Park, California 94025
Dawn G. Lepore	Chief Executive Officer and Chairman of the Board	drugstore.com, Inc. (an online provider of health, beauty, vision and pharmacy solutions) 411 108th Ave NE, Suite 1400 Bellevue, WA 98004
Pierre M. Omidyar	Founder, Chairman of the Board and Director	eBay Inc. (a provider of Web-based trading platform) 2145 Hamilton Ave. San Jose, CA 95125
Richard T. Schlosberg, III	Director	eBay Inc. (a provider of Web-based trading platform) 2145 Hamilton Ave. San Jose, CA 95125
Thomas J. Tierney	Chairman of the Board	The Bridgespan Group (a non-profit consulting firm) 535 Boylston St. 10th Fl. Boston, MA 02116
Margaret C. Whitman	President, Chief Executive Officer and Director	eBay Inc. (a provider of Web-based trading platform) 2145 Hamilton Ave. San Jose, CA 95125

SCHEDULE II

PERSONS WITH WHOM EBAY SHARES VOTING AND DISPOSITIVE POWER

NAME, PRINCIPAL BUSINESS AND
	PRINCIPAL OCCUPATION	ADDRESS OF ORGANIZATION
NAME	OR EMPLOYMENT	IN WHICH EMPLOYED
Daniel T. Ciporin	Chairman of the Board	Shopping.com Ltd. (an online comparison shopping service) c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Amir Ashkenazi	Chief Technology Officer	Shopping.com Ltd. (an online comparison shopping service) c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Ignacio J. Fanlo	President, Worldwide Field Operations	Shopping.com Ltd. (an online comparison shopping service) c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005

SCHEDULE III

ENTITIES WITH WHOM EBAY SHARES VOTING AND DISPOSITIVE POWER

	STATE OR OTHER PLACE OF	ADDRESS OF PRINCIPAL BUSINESS
NAME AND PRINCIPAL BUSINESS	ORGANIZATION	AND PRINCIPAL OFFICE

August Capital II, L.P. (venture capital fund)	Delaware	2480 Sand Hill Road, Suite 101 Menlo Park, California 94025
Benchmark Capital Partners III, L.P. (venture capital fund)	Delaware	2480 Sand Hill Road, Suite 200 Menlo Park, California 94025
Benchmark Capital Partners IV, L.P. (venture capital fund)	Delaware	2480 Sand Hill Road, Suite 200 Menlo Park, California 94025
Daniel T. Ciporin Irrevocable Trust FBO Charles L. Ciporin (a trust)	Connecticut	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Daniel T. Ciporin Irrevocable Trust FBO Peter B. Ciporin (a trust)	Connecticut	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Ciara Fanlo Trust (a trust)	New York	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Conor Fanlo Trust (a trust)	New York	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Ignacio J. Fanlo 2004 Irrevocable Trust (a trust)	California	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Ignacio J. Fanlo Family Trust U/A DTD 5/22/1998 (a trust)	New York	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005
Israel Seed IV L.P. (venture capital fund)	Cayman Islands	2 Beitar St. Jerusalem
Colette Minnock 2004 Retained Annuity Trust (a trust)	California	c/o Shopping.com, Inc. 8000 Marina Boulevard, Fifth Floor Brisbane, California 94005

EXHIBITS

Exhibit
No.	Description

2.1	Agreement of Merger, dated as of June 1, 2005, by and among eBay Inc., Harbour Acquisition Ltd. and Shopping.com Ltd.

99.1
Form of Shareholder Undertaking (Amir Ashkenazi, Daniel T. Ciporin, Daniel T. Ciporin Irrevocable Trust FBO Charles L. Ciporin, Daniel T. Ciporin Irrevocable Trust FBO Peter B. Ciporin, Ciara Fanlo Trust, Conor Fanlo Trust, Ignacio J. Fanlo, Ignacio J. Fanlo 2004 Irrevocable Trust, Ignacio J. Fanlo Family Trust U/A DTD 5/22/1998 and Colette Minnock 2004 Retained Annuity Trust)

99.2	Form of Shareholder Undertaking (August Capital II, L.P., Benchmark Capital Partners III, L.P., Benchmark Capital Partners IV, L.P. and Israel Seed IV L.P.)